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FOR IMMEDIATE RELEASE
JUNE 14, 2002

                        DRAXIS PRICES SECONDARY OFFERING
                              OF 4.2 MILLION SHARES

MISSISSAUGA, ONTARIO, JUNE 14, 2002 - DRAXIS Health Inc. (TSX: DAX; NASDAQ:
DRAX) has entered into an agreement to complete the sale of 4.2 million DRAXIS common shares at a price of US$ 2.60 in a secondary offering by two current shareholders - Elan International Services, Ltd., a subsidiary of Elan Corporation, plc, and Novopharm Limited, a subsidiary of Teva Pharmaceutical Industries Ltd.

Upon closing, Elan will no longer be a shareholder of the Company and the ownership position of Teva will be reduced to 1.2 million shares (approximately 3% of issued and outstanding shares).

Dr. Martin Barkin, President and Chief Executive Officer of DRAXIS, stated, "The enthusiastic response and considerable interest we received in both Canada and the U.S. was gratifying. While no new shares were issued by DRAXIS, this offering substantially increases the size and liquidity of our publicly traded float and we are pleased to welcome a group of new investors who have decided to join our now broader base of institutional and individual shareholders."

The offering was managed by a syndicate of underwriters led by CIBC World Markets Inc., and includes National Bank Financial Inc. and Ryan, Beck & Co. LLC. The final prospectus will be filed today and the transaction is expected to close by June 21, 2002.

These common shares are being offered only by means of a prospectus, and this news release shall not constitute an offer to sell or the solicitation of an offer to buy, nor shall there be any sale of the common shares in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities law of any such jurisdiction.

About DRAXIS Health Inc.

DRAXIS Health Inc. is an integrated specialty pharmaceutical company with strong core competencies in two segments - the development, production, marketing and distribution of radiopharmaceuticals (DRAXIMAGE) and the provision of contract pharmaceutical manufacturing services, specializing in liquid and freeze-dried injectables and other sterile products (DRAXIS Pharma).

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EXCEPT FOR HISTORICAL INFORMATION, THIS NEWS RELEASE CONTAINS CERTAIN
FORWARD-LOOKING STATEMENTS THAT INVOLVE RISK AND UNCERTAINTIES, WHICH MAY CAUSE ACTUAL RESULTS TO DIFFER MATERIALLY FROM THE STATEMENTS MADE. SUCH FACTORS INCLUDE, BUT ARE NOT LIMITED TO, CHANGING MARKET CONDITIONS, CLINICAL TRIAL RESULTS, THE ESTABLISHMENT OF NEW CORPORATE ALLIANCES, THE IMPACT OF COMPETITIVE PRODUCTS AND PRICING, THE TIMELY DEVELOPMENT, REGULATORY APPROVAL AND MARKET ACCEPTANCE OF THE COMPANY'S PRODUCTS, AND OTHER RISKS DETAILED FROM TIME-TO-TIME IN THE COMPANY'S FILINGS WITH THE US SECURITIES AND EXCHANGE COMMISSION AND CANADIAN SECURITIES AUTHORITIES.


FOR FURTHER INFORMATION PLEASE CONTACT:

FOR DRAXIS HEALTH INC. IN CANADA:   FOR DRAXIS HEALTH INC. IN THE UNITED STATES:
Jerry Ormiston                      Gino De Jesus / Dian Griesel, Ph.D.
DRAXIS Health Inc.                  The Investor Relations Group
Phone: 877-441-1984                 Phone: 212-825-3210
Fax:   905-677-5494                 Fax:   212-825-3229